March 16, 2009
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

Re:	National Beverage Corporation Form 10-K Filed July 17, 2008 File No. 001-14170 Schedule 14A Filed August 29, 2008
Dear Mr. Reynolds:
As discussed with Mr. Jay Williamson on March 13, 2009, the Company is unable to meet to submit its responses to the comments on the above-referenced filing in the Staff comment letter dated February 9, 2009 due to the unavailability of the Company’s Senior Vice President — Finance due to illness.
The Company intends to submit its responses to the Staff’s comments by no later than March 20, 2009.
If you have any questions with respect to the foregoing responses, please feel free to call me at (954) 581-0922.
Sincerely,
/s/ Dean A. McCoy
Dean A. McCoy
Senior Vice President — Chief Accounting Officer